SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 19, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K dated February 19, 2008, contains the shareholders’ resolutions from the Annual General Meeting of Infineon Technologies AG that was held on February 14, 2008.

On February 14, 2008, the following resolutions received shareholder approval at the Annual General Meeting of Infineon Technologies AG:
•	The acts of the members of the Management Board for the fiscal year 2006/2007 were approved

•	The acts of the members of the Supervisory Board for the fiscal year 2006/2007 were approved

•	Appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and Group auditor and as auditor for the auditors’ review of interim financial reports for the fiscal year 2007/2008

•	Authorization was granted to the Company to purchase its own shares, within the statutory boundaries, in an aggregate amount not exceeding 10 percent of the share capital in existence at the time the resolution is passed and to use them for certain purposes, partly excluding preemptive rights of the existing shareholders

•	Authorization was granted to the Company to
•	issue bonds with warrants and/or convertible bonds in an aggregate nominal amount of up to EUR 2 billion and with a term of up to 20 years in the period until February 13, 2013;

•	create Conditional Capital 2008 of up to EUR 149,900,000 in order to grant shares to the holders of bonds with warrants and/or convertible bonds which have been issued on the basis of the aforementioned authority; and

•	amend the Articles of Association correspondingly, as further detailed in the notice of Annual General Meeting
•	Amendment of Section 1 of the Articles of Association — Consent to Communication of Information by Way of Remote Data Transfer
•	The proposal of the Supervisory Board and Management Board, to consent to the communication of information by the Company to its shareholders by way of remote data transfer and to amend the Articles of Association accordingly, as further detailed in the notice of Annual General Meeting, was approved
•	Amendment of Section 19 of the Articles of Association — Appropriation of Profits
•	The proposal of the Supervisory Board and the Management Board to amend Section 19 of the Articles of Association and insert the option of a dividend in kind, as further detailed in the notice of Annual General Meeting, was approved
•	Amendment of Section 9 (7) of the Articles of Association — Resolutions of the Supervisory Board

•	The proposal of the Supervisory Board and Management Board to amend Section 9 (7) of the Articles of Association, in order to simplify the passing of Supervisory Board resolutions, as further detailed in the notice of Annual General Meeting, was approved
•	Amendment of Section 11 (1) sentence 3 of the Articles of Association — Remuneration for Committee Members
•	The proposal of the Supervisory Board and Management Board to amend Section 11 (1) sentence 3 of the Articles of Association regarding the remuneration for Committee Members, as further detailed in the notice of Annual General Meeting, was approved
•	Amendment of Section 16 (2) sentence 2 of the Articles of Association — Proxy for Annual General Meeting
•	The proposal of the Supervisory Board and Management Board to amend Section 16 (2) sentence 2 of the Articles of Association regarding the formal requirements of a proxy for the Annual General Meeting, as further detailed in the notice of Annual General Meeting, was approved
•	Amendment of Section 18 of the Articles of Association — Annual Financial Statements
•	The proposal of the Supervisory Board and Management Board to amend Section 18 of the Articles of Association regarding “Annual Financial Statements”, as further detailed in the notice of Annual General Meeting, was approved
•	The proposal of the Supervisory Board and Management Board to approve the domination and profit-and-loss transfer agreement of November 26, 2007 between Infineon Technologies AG (the controlling company) and Infineon Technologies Wireless Solutions GmbH (the controlled company — “ITWS”) was approved

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 19, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer